# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ADARx Pharmaceuticals, Inc., CIK 0001802369
CUSIP: 00654F105
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 5871 Oberlin Drive, Suite 200, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001764435

## Reporting persons
- LAV Biosciences Fund V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,243,179; sole dispositive power 0; shared dispositive power 11,243,179; aggregate amount beneficially owned 11,243,179 (10.5% of the class)
- LAV Fund VI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 307,738; sole dispositive power 0; shared dispositive power 307,738; aggregate amount beneficially owned 307,738 (0.3% of the class)
- LAV Fund VI Opportunities, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 307,738; sole dispositive power 0; shared dispositive power 307,738; aggregate amount beneficially owned 307,738 (0.3% of the class)
- Yi Shi: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,858,655; sole dispositive power 0; shared dispositive power 11,858,655; aggregate amount beneficially owned 11,858,655 (11.1% of the class)
  Comment: The amounts listed in rows 6 and 8 in the table above include 11,243,179 shares of the common stock of ADARx Pharmaceuticals, Inc. (the "Issuer") which are directly owned by LAV Biosciences Fund V, L.P. ("LAV V"), 307,738 shares of the Issuer's common stock which are directly owned by LAV Fund VI, L.P. ("LAV VI"), and 307,738 shares of the Issuer's common stock which are directly owned by LAV Fund VI Opportunities, L.P. ("LAV Opportunities"). Yi Shi, the managing partner of LAV V, LAV VI and LAV Opportunities, may be deemed to have shared power to vote and shared power to dispose of these shares.

## Item 1. Issuer
Name of issuer: ADARx Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 5871 Oberlin Drive, Suite 200, San Diego, CA, 92121.

## Item 2. Person Filing
Name of person filing:
LAV Biosciences Fund V, L.P. ("LAV V")
LAV Fund VI, L.P. ("LAV VI")
LAV Fund VI Opportunities, L.P. ("LAV Opportunities")
Yi Shi ("Dr. Shi" and, together with LAV V, LAV VI, and LAV Opportunities, the "Reporting Persons")
Dr. Shi is the managing partner of LAV V, LAV VI and LAV Opportunities, and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer directly owned by LAV V, LAV VI and LAV Opportunities.
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:

Room 607, St. George's Building, 2 Ice House Street, Central, Hong Kong
Citizenship: Each of LAV V, LAV VI, and LAV Opportunities is formed under the laws of the Cayman Islands. Dr. Shi is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Reference to "beneficial ownership" of securities for purposes of this statement (this "Statement") shall be understood to refer to beneficial ownership as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

As of September 30, 2026, the Reporting Persons may be deemed to beneficially own an aggregate 11,858,655 shares of the Issuer's Common Stock.

As of September 30, 2026, LAV V was the direct beneficial owner of 11,243,179 of the shares of the Issuer's Common Stock described in the preceding paragraph. LAV GP V, L.P. is the general partner of LAV V. LAV Corporate V GP, Ltd. is the general partner of LAV GP V, L.P. Dr. Shi is the managing partner of LAV Corporate V GP, Ltd. By virtue of these relationships, Dr. Shi, LAV GP V, L.P., and LAV Corporate V GP, Ltd. may be deemed to exercise voting and investment discretion over the shares held directly by LAV V.

As of September 30, 2026, LAV VI was the direct beneficial owner of 307,738 of the shares of the Issuer's Common Stock described in the second paragraph of this Item 4(a). LAV GP VI, L.P. is the general partner of LAV VI. LAV Corporate VI GP, Ltd. is the general partner of LAV GP VI, L.P. Dr. Shi is the managing partner of LAV Corporate VI GP, Ltd. By virtue of these relationships, Dr. Shi, LAV GP VI, L.P., and LAV Corporate VI GP, Ltd. may be deemed to exercise voting and investment discretion over the shares held directly by LAV VI.

As of September 30, 2026, LAV Opportunities was the direct beneficial owner of 307,738 of the shares of the Issuer's Common Stock described in the second paragraph of this Item 4(a). LAV GP VI Opportunities, L.P. is the general partner of LAV Opportunities. LAV Corporate VI GP Opportunities, Ltd. is the general partner of LAV GP VI Opportunities, L.P. Dr. Shi is the managing partner of LAV Corporate VI GP Opportunities, Ltd. By virtue of these relationships, Dr. Shi, LAV GP VI Opportunities, L.P., and LAV Corporate VI GP Opportunities, Ltd. may be deemed to exercise voting and investment discretion over the shares held directly by LAV Opportunities.

Accordingly, as of September 30, 2026, Dr. Shi may be deemed the indirect beneficial owner of an aggregate 11,858,655 shares of the Issuer's Common Stock.

The filing of this Statement shall not be construed as an admission that any party named herein is the beneficial owner of any other party's securities for purposes of Sections 13(d), 13(g), or 16 of the Exchange Act or for any other purpose, and each of the aforementioned parties disclaims such beneficial ownership.
Percent of class:
As of September 30, 2026, the Reporting Persons were deemed to directly or indirectly beneficially own an aggregate 11.1% of the Issuer's outstanding Common Stock. Of that percentage, beneficial ownership was attributable as follows: (i) 10.5%, directly to LAV V and indirectly to each of LAV GP V, L.P. and LAV Corporate V GP, Ltd.; (ii) 0.3%, directly to LAV VI and indirectly to each of LAV GP VI, L.P. and LAV Corporate VI GP, Ltd.; (iii) 0.3%, directly to LAV Opportunities and indirectly to each of LAV GP VI Opportunities, L.P. and LAV Corporate VI GP Opportunities, Ltd.; and (iv) 11.1% indirectly to Dr. Shi.

The aforementioned percentages were calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act and based on a total of 106,801,325 shares of the Issuer's Common Stock outstanding, as reported by the Issuer in its prospectus (the "IPO Prospectus") filed with the U.S. Securities and Exchange Commission pursuant to Rule 424(b)(4) on September 28, 2026 (File No. 333-298782) assuming no exercise of the underwriters' option referenced in the IPO Prospectus.
Sole power to vote or to direct the vote:
LAV V 0
LAV VI 0
LAV Opportunities 0
Dr. Shi 0
Shared power to vote or to direct the vote:
LAV V 11,243,179
LAV VI 307,738
LAV Opportunities 307,738
Dr. Shi 11,858,655
Sole power to dispose or to direct the disposition:
LAV V 0
LAV VI 0
LAV Opportunities 0
Dr. Shi 0
Shared power to dispose or to direct the disposition:
LAV V 11,243,179
LAV VI 307,738
LAV Opportunities 307,738
Dr. Shi 11,858,655

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- LAV Biosciences Fund V, L.P.: /s/ Yi Shi, Yi Shi/Managing Partner of LAV Corporate V GP, Ltd., the General Partner of LAV GP V, L.P., its General Partner (10/16/2026)
- LAV Fund VI, L.P.: /s/ Yi Shi, Yi Shi/Managing Partner of LAV Corporate VI GP, Ltd., the General Partner of LAV GP VI, L.P., its General Partner (10/16/2026)
- LAV Fund VI Opportunities, L.P.: /s/ Yi Shi, Yi Shi/Managing Partner of LAV Corporate VI GP Opportunities, Ltd., the General Partner of LAV GP VI Opportunities, L.P., its General Partner (10/16/2026)
- Yi Shi: /s/ Yi Shi, Yi Shi/an Individual (10/16/2026)